EXHIBIT 99.1

LENOX	Wealth Management	8044 Montgomery Road Suite 480 Cincinnati, Ohio 45236
Office (513) 618-7080 – (800) 472-5734 – Fax (513) 618-7079		financial solutions since 1887

May 7, 2010

First Franklin Corporation Board of Directors
Attn: Mr. John J. Kuntz, Chairman
4750 Ashwood Drive
Cincinnati, Ohio 45241

Dear Jack:

Lenox continues to believe that the trading price of First Franklin Corporation shares does not reflect the shares’ potential value after giving full consideration to the economic value of the business and the value of the bank owned life insurance. The extraordinary golden parachute provisions in the recently extended employment agreements of your management indicate that you share our belief.

To unlock that potential value, Lenox hereby offers to purchase all outstanding FFHS shares pursuant to a merger to be approved by your Board. The consideration per FFHS share offered is $18.00, payable in shares of Lenox common stock. As Lenox’s shares trade on the over-the-counter bulletin board and now pay dividends at $.21 per share, we believe Franklin shareholders would welcome this offer. This price represents a premium of 83% over Franklin’s share price at the close of trading yesterday and a premium of 35% over book value of $13.21 per share. We would also point out that this price is beyond any price at which Franklin’s shares have traded since April, 2007. Lenox attaches no conditions to this offer other than the approvals (regulatory or otherwise) that would apply generally to any other similarly situated purchaser.

If you do not respond by noon on Friday, May 14, 2010 with a proposal for a time to schedule a meeting with your Board, we will consider this offer expired.

Sincerely,

/s/ John C. Lame
President and Chief Executive Officer